09042013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8 - 19327

SEC Mail Processing
Section

AUG 12 2009

Washington, DC
110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **June 1, 2008** (MM/DD/YY) AND ENDING **May 31, 2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Douglas & Co. Municipals, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 East 60th Street, Suite 502
(No. And Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

I. Douglas Harris **(212) 826-3303**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP **ATTN: JOHN FULVIO, CPA**
(Name - *if individual state last, first, middle name*)

5 WEST 37TH ST – 4TH FL	**NEW YORK**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **I. Douglas Harris**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Douglas & Co. Municipals, Inc.**, as of **May 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

VIKTORIYA PISETSKAYA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PI6063786
Qualified in Kings County
My Commission Expires September 10, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT ON THE SIC ANNUAL ASSESSMENT REQUIRED BY SEC SIPC RULE 17A-5

To the Shareholder of
Douglas & Co. Municipals, Inc.:

In accordance with rule 17a-5 (e) (4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T of Securities Investors Protection Corporation assessments and payments of Douglas & Co. Municipals, Inc. for the two month period ended May 31, 2009. Our procedures were solely to assist you in complying with rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reports on the audited Form X-17-5 for the period April 1, 2009 to May 31, 2009, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compares any adjustments reported in Form SIPC-7T with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Douglas & Co. Municipals, Inc. taken as a whole.

Fulvio & Associates, LLP

New York, New York
July 14, 2009

DOUGLAS & CO. MUNICIPALS, INC.
SCHEDULE OF SECURITIES INVESTORS PROTECTION
CORPORATION ASSESSMENTS AND PAYMENTS

	Date Paid	Payments	Annual Assessment per Report
SIPC-6 General Assessment two months ended December 31, 2008	Jan. 23, 2009	$ 150.00	$ 150.00
SIPC-7T General Assessment Reconciliation Year Ended May 31, 2009	Jul. 14, 2009	1,058.00	1,058.00
Total		$ 1,208.00	$ 1,208.00

Name of collection agency: Financial Industry Regulatory Authority

See the accompanying Accountants' Report.

SIPC-7T (27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T (27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Douglas & Co. Municipals, Inc.
14 East 60TH Street, Suite 502
New York, NY 10022
Securities & Exchange Commission
Sec File # 8-19327
May 31, 2009

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Douglas Harris, (212) 826-3303

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,208

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)
01/23/2009
Date Paid
1,058

C. Assessment balance due

D. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

E. Total assessment balance and interest due (or overpayment carried forward) $ 1,058

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 1,058

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Douglas & Co. Municipals, Inc.
(Name of Corporation, Partnership or other organization)

Douglas Harris
(Authorized Signature)

President
(Title)

Dated the 15 day of July, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending May 31, 2009
Eliminate cents

Item No.			Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)			$ 486,572
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			0
(2) Net loss from principal transactions in securities in trading accounts.			0
(3) Net loss from principal transactions in commodities in trading accounts.			0
(4) Interest and dividend expense deducted in determining item 2a.			0
(5) Net loss from management of or participation in the underwriting or distribution of securities.			0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			0
(7) Net loss from securities in investment accounts.			0
Total additions			0
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.			0
(2) Revenues from commodity transactions.			0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.			0
(4) Reimbursements for postage in connection with proxy solicitation.			0
(5) Net gain from securities in investment accounts.			0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):			
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	3,515	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	0	
Enter the greater of line (i) or (ii)			3,515
Total deductions			3,515
2d. SIPC Net Operating Revenues			$ 483,057
2e. General Assessment @ .0025			$ 1,208

(to page 1 but not less than $150 minimum)

DOUGLAS & CO. MUNICIPALS, INC.

INDEPENDENT AUDITORS' REPORT

ON THE SICP ANNUAL ASSESSMENT

REQUIRED BY SEC SIPC RULE 17A-5